SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-12356

DaimlerChrysler AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 Stuttgart, Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Interim Report to Stockholders for the three-month period ended March 31, 2007

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this Interim Report:

This interim report contains forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or de-livery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DaimlerChrysler

S ON 3942

# Q1 2007
## Interim Report

Contents

03 Management Report	10	Mercedes Car Group	15	Consolidated Financial
	11	Chrysler Group		Statements
	12	Truck Group	19	Notes to Consolidated
	13	Financial Services		Financial Statements
	14	Van, Bus, Other	26	Financial Calendar

Q1

DaimlerChrysler Group

Amounts in millions of €	Q1 2007	Q1 2006	Change in %

Revenues	35,363	37,444	-6	(1)
Western Europe	11,983	11,785	+2
thereof: Germany	5,263	5,144	+2
United States	14,367	16,889	-15
Other markets	9,013	8,770	+3
Employees (March 31)	356,749	368,853	-3
Research and development costs	1,019	1,138	-10
thereof: capitalized development costs	194	212	-8
Investment in property, plant and equipment	1,389	1,425	-3
Cash provided by operating activities	3,881	4,408	-12
EBIT	2,041	1,181	+73
Net profit	1,972	781	+152
per share (in €)	1.89	0.77	+145

1  Adjusted for the effects of currency translation and changes in the consolidated Group, revenues at previous year’s level.

Management Report

•       Group EBIT increases to €2,041 million (Q1 2006: €1,181 million)

•       Net profit of €1,972 million (Q1 2006: €781 million)

•       Earnings per share of €1.89 (Q1 2006: €0.77)

•       Group revenues of €35.4 billion (2006: €37.4 billion)

•       EBIT of €7 billion expected for full-year 2007 (2006: €5.5 billion), before impact of realignment of DaimlerChrysler AG

Business developments

Positive development of world economy and global demand for automobiles

•       The world economy continued its very positive development in the first quarter of 2007. This was mainly a result of strong economic expansion in the emerging markets and solid growth in Western Europe. Nonetheless, global economic growth decelerated slightly compared to 2006, primarily due to the growth slowdown in the United States, where domestic demand was dampened by high interest rates and a price correction for real estate.

•       Global demand for automobiles once again increased in the first quarter of this year, although the growth rate was lower than in 2006. This development was mainly due to expanded market volumes in the emerging economies, especially in China, India and Russia. Demand was lower in the United States, Western Europe and Japan. Demand for trucks decreased for cyclical reasons, accentuated by the fact that many purchases had been pulled forward to 2006 in the United States and Japan as a result of stricter emission regulations.

First-quarter unit sales lower than in 2006

•       In the first quarter of 2007, DaimlerChrysler sold 1.1 million vehicles worldwide, not equaling the level of the prior-year quarter (-5%).

•       Unit sales by the Mercedes Car Group of 271,100 vehicles were down by 4% compared with Q1 2006, primarily due to the model changes of the C-Class and the smart fortwo at the end of March. The Chrysler Group sold 642,200 passenger cars and light trucks, also down on the prior-year quarter (-8%) as a result of the difficult market environment in the United States. However, the Truck Group equaled the high level of the prior-year quarter, selling 119,200 trucks; adjusted for the Sprinter vans still produced by Trucks NAFTA in Q1 2006, the Truck Group’s unit sales increased by 5%. The Vans unit increased its first-quarter sales by 3% to 61,700 units, while the Buses unit achieved 6% growth, selling 8,300 buses and chassis. The Financial Services division had a total contract volume of €112.5 billlion at the end of the quarter (end of Q1 2006: €117.8 billion); adjusted for exchange-rate effects, its portfolio expanded by 3%.

•       DaimlerChrysler’s total first-quarter revenues decreased from €37.4 billion to €35.4 billion; adjusted for exchange-rate effects and changes in the consolidated Group, revenues were at the same level as in 2006.

Cerberus takes over majority interest in Chrysler Group and related financial services business

•       The Chrysler Group suffered a setback in 2006. Intense competition and the difficult market environment make it essential to accelerate the high rate of change we have achieved in recent years and to follow up with further substantial progress.

•       Therefore, on February 14, 2007, the Chrysler Group presented its Recovery and Transformation Plan with the aim of improving its cost position and increasing its revenues. We are confident that as a result, the Chrysler Group will return to profitability.

•       On May 14, 2007, the Board of Management of DaimlerChrysler AG decided upon the future concept for the Chrysler Group and the realignment of DaimlerChrysler AG, subject to the approval of the Supervisory Board and the relevant authorities.

•       Cerberus Capital Management, L.P., New York, a private-equity firm, will acquire a majority interest in the Chrysler Group and the related financial services business from DaimlerChrysler AG.

•       An affiliate of Cerberus Capital Management, L.P., will make a capital contribution of €5.5 billion ($7.4 billion) in return for an 80.1% equity interest in the future new company, Chrysler Holding LLC. DaimlerChrysler will hold a 19.9% equity interest in the new company. Chrysler Holding LLC will hold 100% each of the future Chrysler Corporation LLC, which produces and sells Chrysler, Jeep® and Dodge vehicles, and the future Chrysler Financial Services LLC, which provides financial services for these vehicles in the NAFTA region.

•       Of the total capital contribution of €5.5 billion, €3.7 billion will flow into the industrial business (Chrysler Corporation LLC) and €0.8 billion will flow into the financial services business in order to strengthen the equity base of both businesses. DaimlerChrysler will receive the balance of €1.0 billion. In addition, DaimlerChrysler will grant a loan of €0.3 billion to Chrysler Corporation LLC.

•       According to the agreement, upon the closing of the transaction, DaimlerChrysler will transfer the industrial business of the Chrysler Group completely free of debt. Due to the Chrysler Group’s anticipated negative cash flow until closing in connection with its restructuring plan, the transaction will give rise to a cash outflow of €1.2 billion for DaimlerChrysler. The overall net cash outflow resulting from the transaction will therefore be €0.5 billion. In addition, DaimlerChrysler will have to discharge long-term liabilities of the Chrysler Group in connection with the transaction. This will result in prepayment compensation of approximately €650 million, to be borne by DaimlerChrysler. The usual transaction costs will also be incurred.

•       The Chrysler Group’s financial obligations for pension and healthcare benefits towards its employees and the employees of the financial services business related to the Chrysler Group will be retained by the Chrysler companies. The pension plans are significantly over-funded at present.

•       The transaction will have the following effects on DaimlerChrysler AG:

•       In total, current estimates indicate that net profit according to IFRS in 2007 will be reduced by €3-4 billion.

•       Due to the deconsolidation of the Chrysler companies and the resulting reduction in the balance-sheet total, the equity ratio of DaimlerChrysler’s industrial business is expected to increase to more than 40% by the beginning of 2008.

•       There will be no changes relating to the bonds issued and guaranteed by DaimlerChrysler AG. In the financial services business for the Chrysler, Jeep ® and Dodge brands, Cerberus will take over the financing previously provided by DaimlerChrysler AG.

•       The 19.9% equity interest held by DaimlerChrysler AG in the new company Chrysler Holding LLC will be included after closing at equity in the Van, Bus, Other segment.

•       The closing of the transaction is expected to take place in the third quarter of 2007.

Profitability

Transition to IFRS

•       Starting with this Interim Report Q1 2007, DaimlerChrysler has changed over its financial reporting from U.S. GAAP to International Financial Reporting Standards (IFRS).

•       The pre-tax performance measure operating profit, which was previously used to report the profitability of the Group and its divisions, has now been replaced by EBIT (earnings before interest and taxes) as shown in the income statement.

•       Within the context of the changeover, we have converged our internal financial management and our external reporting even more closely. Due to the further development of our segment reporting, on the one hand all operating matters are accounted for within the segments, and on the other hand revenue and profit recognition are dealt with identically at the segment level and at Group level. This applies for example to new vehicles for which companies of the Group are the lessor. Previously, these vehicles were recognized as having been sold by the Mercedes Car Group or the Truck Group, with a corresponding effect on the income statement, while at the Group level only the leasing payments received were recognized in revenues and earnings. In the future, also at the divisional level, only the leasing payments will be recognized. This significantly reduces the difference between the total of segment figures and the Group figure.

•       The expenses for corporate research activities, which were previously shown in the Van, Bus, Other segment, are now allocated directly to the relevant segments. The prior-year figures have been adjusted to the new structure for comparative purposes.

•       The changeover to IFRS does not affect the management of the Group or the return targets of the divisions.

Segment profit (loss) (EBIT)

Amounts in millions of €	Q1 2007	Q1 2006	% change

Mercedes Car Group	792	(735)	—
Chrysler Group	(1,485)	641	—
Truck Group	528	422	+25
Financial Services	419	455	-8
Van, Bus, Other	1,872	366	+411
Reconciliation / elimination	(85)	32	—
DaimlerChrysler Group	2,041	1,181	+73

•       DaimlerChrysler increased its EBIT to €2,041 million in the first quarter of this year (Q1 2006: €1,181 million).

•       Earnings were reduced in particular by restructuring expenses related to the implementation of the Chrysler Group’s Recovery and Transformation Plan (€914 million). There were additional charges from the financial support provided to troubled suppliers (€120 million) and the implementation of the new management model (€54 million). Income of €1,563 million, however, was realized in connection with our equity interest in EADS, partially offset by expenses of €114 million from the restructuring program Power8 at EADS.

•       In the prior-year quarter, the discontinuation of the smart forfour and headcount reductions at the Mercedes Car Group caused expenses of €1,185 million. There were opposing effects from the disposed of off-highway business (€238 million) and from reductions in healthcare benefits at the Chrysler Group (€390 million).

•       Improved operating results at the Mercedes Car Group and the Truck Group largely offset the decline in earnings at the Chrysler Group. The segment profit from Financial Services was 8% below the high prior-year result.

•       Within the context of our efficiency-improving programs, measures were defined to further improve the utilization of our production facilities. As a result, depreciation of property, plant and equipment has been adjusted to the extended useful lives. In the first quarter of 2007, this led to a positive impact on Group EBIT in an amount of €213 million; thereof €151 million is considered at the Mercedes Car Group, €24 million at the Truck Group and €38 million at Van, Bus, Other (see also Note 1 of the Notes to the Unaudited Interim Condensed Consolidated Financial Statements).

•       The special items shown in the following table influenced EBIT in the first quarters of 2007 and 2006:

Special items affecting EBIT

Amounts in millions of €	Q1 2007	Q1 2006

Mercedes Car Group
Financial support for suppliers	(82)	—
Discontinuation of smart forfour	—	(982)
Headcount reductions in the context of CORE	—	(203)

Chrysler Group
Implementation of the Recovery and Transformation Plan	(914)	—
Financial support for suppliers	(38)	(15)
Changes in health care benefits	—	390

Van, Bus, Other
Income/expenses relating to the transfer of interest in EADS	1,563	(58)
Restructuring program at EADS	(114)	—
Disposal of the off-highway business	—	238

Reconciliation/elimination
New management model	(54)	—

•       The Mercedes Car Group achieved first-quarter EBIT of €792 million compared with a loss of €735 million in Q1 2006.

•       The prior-year result was substantially impacted by charges relating to the discontinuation of the smart forfour (€982 million) and expenses for headcount reductions in the context of the CORE program (€203 million). In the first three months of 2007, financial support for troubled suppliers led to charges of €82 million.

•       Even without the effects of these special items, the Mercedes Car Group still increased its operating results significantly. This was partially due to an improved model mix, resulting from increased unit sales of the S-Class, E-Class and the M-/R-/GL-/G-Class. In addition, the cost efficiency of the Mercedes Car Group was further improved by the implementation of the CORE program. Currency effects had a negative impact on earnings in the first quarter of 2007.

•       The Chrysler Group posted EBIT of minus €1,485 million in the first quarter of 2007, compared with EBIT of €641 million in the first quarter of 2006.

•       The result for the first quarter of 2007 includes restructuring charges of €914 million incurred in connection with the Chrysler Group’s Recovery and Transformation Plan. See Note 4 of the Notes to the Unaudited Interim Condensed Consolidated Financial Statements for additional information on the Recovery and Transformation Plan. The result for the first quarter of 2006 included a gain of €390 million related to changes to the healthcare programs offered to active and retired employees.

•       The decline in the first quarter 2007 result compared with the first quarter 2006 also reflects a decrease in factory unit sales in the United States, unfavorable product and market mix, negative net pricing and financial support provided to troubled suppliers.

These items were partially offset by an increase in unit sales outside the United States.

•       Factory shipments totaled 642,200 units during the first quarter of 2007, which were 53,100 units lower than in the first quarter of 2006. The decline reflected weaker retail demand and intended reductions in dealer inventories. During the first quarter, dealer inventories in the United States decreased from 539,100 vehicles to 500,500 vehicles as of March 31, 2007. Dealer inventories in the United States as of March 31, 2006 totaled 608,200 vehicles.

•       The Truck Group reported EBIT of €528 million in the first quarter (Q1 2006: €422 million).

•       The earnings increase is primarily due to efficiency improvements related to the Global Excellence program. Higher truck sales in Europe and Latin America also contributed to the positive earnings trend. On the other hand, currency effects slightly reduced earnings in the first three months of 2007.

•       In the NAFTA region, the Truck Group continued to profit from the high order backlog carried over from the prior-year.

•       The Financial Services division’s EBIT decreased by €36 million compared with the prior-year quarter to €419 million.

•       The reduction in earnings is partially due to currency effects, caused especially by the weaker US dollar. Another factor is that risk costs were higher than the exceptionally low level of the prior-year quarter. However, this was almost offset by an increased profit contribution of the overall portfolio, which, adjusted for currency translation effects, expanded slightly, and by efficiency improvements.

•       The Van, Bus, Other segment posted first quarter EBIT of €1,872 million (Q1 2006: €366 million).

•       The earnings improvement was primarily due to gains realized in connection with the Group’s equity interest in EADS; the execution of a derivatives transaction in connection with the transfer of a 7.5% equity interest in EADS led to a gain of €762 million. There was an additional gain of €754 million resulting from the issue of equity interests in a subsidiary that holds the EADS shares. The valuation of a hedging transaction relating to a 3% interest in EADS led to a positive effect of €47 million (Q1 2006: charges of €58 million). DaimlerChrysler’s interest in the earnings of EADS amounted to €165 million in the first quarter; this includes expenses of €114 million incurred in the first quarter of 2007 in connection with the Power8 restructuring program at EADS.

•       The Van and Bus units posted positive results once again. EBIT at Mercedes-Benz Vans developed positively compared with the first quarter of the prior year. This is partially due to the launch of the new Sprinter in the prior-year. The Buses unit improved its operating result due to higher unit sales and an improved product positioning in Latin America.

•       The result of the prior-year quarter was positively affected by €238 million from the disposed of off-highway business.

•       The reconciliation to Group EBIT includes corporate expenses of €80 million (Q1 2006: €36 million) and eliminations of Group internal transactions of minus €5 million (Q1 2006: €68 million). €54 million of the increase in corporate expenses was due to measures relating to the implementation of the new management model.

•       Net interest income in the first quarter amounted to €61 million (Q1 2006: net interest expense of €155 million). The improvement was partly due to the valuation of derivative financial instruments and lower interest costs for pension and other post employment benefit plans, in particular resulting from higher plan assets.

•       Net profit amounted to €1,972 million (Q1 2006: €781 million); earnings per share amounted to €1.89 (Q1 2006: €0.77). €860 million of the increase in net profit was a result of the higher Group EBIT, while €216 million was due to the improved interest income, net and €115 million to lower income taxes. The relatively low income tax expense is due to the composition of earnings before taxes, which included the largely tax-free gains realized on the transfer of interest in EADS.

Cash flows

•       Cash generated by operating activities in the first quarter of 2007 amounted to €3.9 billion, €0.5 billion lower as in the first quarter of last year. Compared with the prior-year period, the business development of the Chrysler Group had a negative impact on cash inflows. Positive effects resulted from lower severance payments in the context of the CORE staff-reduction program (€0.4 billion), partially offset by payments of €0.1 billion in connection with the implementation of the new management model. There were additional positive effects from lower interest and tax payments.

•       Investing activities resulted in a net cash inflow of €2.0 billion in the first quarter, compared to a cash outflow of €4.1 billion in the prior-year period. The change is primarily due to the cash inflows resulting from the transfers of equity interests in EADS (€3.5 billion); in the first quarter of 2006 there were cash inflows from the disposal of the off-highway business (€0.8 billion). The sale of receivables from the leasing and sales-financing business gave rise to a cash inflow of €2.2 billion. Lower investments in the leasing and sales-financing business than in the prior-year period also contributed to this overall development.

•       Cash used for financing activities amounted to €5.1 billion (Q1 2006: €1.4 billion). In both periods, the cash outflow was related to the (net) repayment of financial liabilities.

•       Cash and cash equivalents with an original maturity of three months or less at March 31, 2007 were €0.8 billion higher than at December 31, 2006, after taking currency effects into consideration. Total liquidity, which also includes deposits and marketable securities with an original maturity of more than three months, rose by €1.1 billion to €15.5 billion. Total liquidity at the end of March 2007 included €1.5 billion for the dividend which was intended for payout after the Annual Meeting.

Balance sheet structure

•       Compared with December 31, 2006, total assets decreased by €2.6 billion to €215.0 billion. After adjusting for currency translation effects of €1.5 billion, there was a decrease of €1.1 billion, primarily due to the development of the leasing and sales-financing business.

•       Equipment on operating leases and receivables from financial services totaled €110.7 billion (December 31, 2006: €114.1 billion), equivalent to 51% (December 31, 2006: 52%) of total assets. In addition to currency translation effects, the portfolio reduction is particularly caused by the sale of receivables. Financial investments accounted for using the equity method decreased by €0.8 billion to €4.3 billion due to the transfer of interests in EADS. Inventories increased due to the changes in production volumes during the year. The decrease in other financial assets is mainly the result of the consummation of the forward-sale agreement on a 7.5% equity interest in EADS.

•       Provisions decreased mainly due to a reduction in obligations for selling expenses as well as the utilization of warranty provisions. Provisions for restructuring measures increased in connection with the Chrysler Group’s Recovery and Transformation Plan. Adjusted for currency translation effects, financial liabilities decreased partially as a result of the sale of receivables in the leasing and sales-financing business. The decrease in other financial liabilities was mainly a result of lower liabilities in connection with residual-value guarantees and derivative financial instruments used to hedge currency risks. Adjusted for currency translation effects, trade and other payables increased in line with seasonal business developments.

•       Equity was €2.6 billion higher than at December 31, 2006. Besides net profit, positive effects on equity resulted mainly from the increase in minority interests due to the issuance of equity interests in a subsidiary that holds the interest in EADS. The increase in equity was partially offset by the valuation of derivative financial instruments (with no impact on earnings).

•       The Group’s equity ratio at March 31, 2007 was 17.9% (December 31, 2006: 16.5%); the increase is primarily caused by the decrease in total assets and the net profit for the period. The equity ratio for the industrial business was 29.2% (December 31, 2006: 27.2%).

Workforce

•       At the end of the first quarter of 2007, DaimlerChrysler employed a workforce of 356,749 people worldwide (end of Q1 2006: 368,853). Of this total, 165,779 were employed in Germany and 91,170 were employed in the United States (end of Q1 2006: 171,176 and 96,531 respectively).

•       The size of the workforce decreased compared to employment figures at March 31, 2006, mainly due to the implementation of the new management model, the staff-reductions at the Mercedes Car Group, and the Chrysler Group’s Recovery and Transformation Plan announced in February 2007. The latter program calls for a reduction of 13,000 jobs by the year 2009. At the end of March, 81,220 persons were employed at the Chrysler Group (-2%). The number of persons employed at the Mercedes Car Group decreased slightly, also by 2%. The Truck Group reduced its staffing levels (-4%) due to the anticipated lower demand in the NAFTA region. The number of persons employed at Financial Services was also lower than a year earlier (-5%). Within the context of the new management model, which is being implemented as planned, approximately 2,300 employees had accepted severance offers by the end of March 2007.

Changes in the Supervisory Board

•       At the end of the ninth Annual Meeting of DaimlerChrysler AG on April 4, 2007, Chairman of the Supervisory Board Mr. Hilmar Kopper stood down from the Supervisory Board, of which he had been a member for more than 17 years. The Annual Meeting of DaimlerChrysler AG elected Dr. Clemens Börsig as a new member of the Supervisory Board with a period of office lasting until the Annual Meeting in 2012.

•       After the Annual Meeting, the Supervisory Board elected Dr. Manfred Bischoff as its new Chairman and also as Chairman of the Presidential Committee.

Outlook

•       The statements made in the Outlook section of this interim report are based on the current assessments of the DaimlerChrysler management. In turn, these assessments are based on the expectations for general economic developments described below, which are in line with assessments issued by renowned economic research institutes and the targets of our divisions. Expectations for business developments reflect the opportunities and risks arising from market conditions and the competitive situation during the rest of the year.

•       With regard to existing risks, we refer to the statements made in our Annual Report 2006 and in the 2006 Consolidated Financial Statements according to IFRS as well as the notes on forward-looking statements at the end of this Management Report.

•       DaimlerChrysler assumes that the world economy will continue its growth path during the rest of this year, albeit at slightly lower rates of expansion. As in the first quarter, global growth will primarily be dampened by economic developments in the United States. Economic growth in Western Europe and Japan is also likely to slow down slightly. As a result of the global slowdown, growth rates in the emerging markets will also fall, but should still be twice as high as in the industrial countries in 2007. Provided that political and economic conditions remain stable, from today’s perspective, the world economy should grow by approximately 3.5% in the year 2007 (2006: 3.9%).

•       As the year progresses, we expect growth in global automobile markets to be lower than in the prior year (+4%), in line with overall economic developments. In full-year 2007, demand for vehicles in North America and Western Europe – Daimler-Chrysler’s core markets – is likely to be slightly weaker than in 2006. In the emerging markets of Asia, Eastern Europe and Latin America, we anticipate an increase in demand for passenger cars and commercial vehicles. In the commercial-vehicles business, we expect a sharp decrease in demand for trucks in North America and Japan; markets should remain stable in Western Europe, however.

•       On the basis of the divisions’ planning, DaimlerChrysler expects overall unit sales to increase slightly in 2007 (2006: 4.7 million vehicles).

•       The Mercedes Car Group assumes that its unit sales in full-year 2007 will at least be equal to the record level of the prior year. In order to achieve profitable growth and to create sustained value, we will continue to effectively implement the CORE efficiency-improving program. We expect to achieve a return on sales of more than 7% in full-year 2007.

•       During 2007, the Chrysler Group will implement the Recovery and Transformation Plan that was presented in February. In addition, the Chrysler Group will continue its product offensive with the launch of eight new and five refreshed models. Unit sales should be higher than in the prior year despite the difficult market conditions and the slightly lower US market volume of 17.0 million vehicles (2006: 17.1 million). We expect a significant increase in unit sales particularly outside the NAFTA region. For full year 2007, the Chrysler Group expects EBIT of minus

€1.6 billion, including charges of €1.0 billion for the Recovery and Transformation Plan.

•       The Truck Group anticipates significantly lower unit sales in 2007 than in the prior year. Due to customer purchases pulled forward to 2006 in advance of new, stricter emission regulations coming into effect this year, unit sales are expected to significantly decrease in the United States and Japan. As the year progresses, we will renew and extend our product range with the new Freightliner heavy-duty truck Cascadia, the refreshed heavy-duty truck Mitsubishi Fuso Super Great, the light-duty truck Mercedes-Benz Unimog U20, the heavy-duty truck Sterling 360 in US Class 3, and the new Sterling Bullet pickup truck. The Truck Group’s result will be below the 2006 level, but it is expected to be well above its cost of capital.

•       The Financial Services division strives to achieve further efficiency improvements this year. In addition, it will collaborate even more closely with our dealers and brands worldwide in order to achieve optimal sales support for the automotive divisions. We anticipate a slight reduction in Financial Services’ contract volume due to the effects of currency translation. Financial Services aims to achieve a return on equity of more than 14% in 2007.

•       The Vans unit expects the strong demand for the new Sprinter and the very positive development of Vito/Viano sales to lead to a significant increase in unit sales compared to the year 2006. The Buses unit anticipates lower unit sales than in the prior year due to cyclical reductions in demand in some key markets.

•       The DaimlerChrysler Group’s total revenues in full-year 2007 are likely to be of the same magnitude as in 2006 (€152.8 billion).

•       The workforce will continue to decrease throughout the year as a result of implementing the staff-reduction programs that have already been introduced. A significant headcount reduction is anticipated at the Chrysler Group.

•       DaimlerChrysler expects to achieve EBIT of €7 billion for full-year 2007 (2006: €5.5 billion). Significant special factors affecting earnings in 2007 are the gain of €1.6 billion realized on the transfer of interest in EADS and charges of €1.0 billion resulting from the implementation of the Recovery and Transformation Plan at the Chrysler Group and of €0.6 billion from the new management model. This earnings guidance relates to the current structure of the Group. The effects of the future concept for the Chrysler Group and the realignment of DaimlerChrysler AG have not yet been taken into consideration.

Forward-looking statements in this Interim Report:

This interim report contains forward-looking statements that reflect our current views about future events, including, among others, the pendency and consummation of the transaction with Cerberus Capital Management, L.P. regarding Chrysler Group. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or de-livery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; our ability to close the transaction with Cerberus Capital Management, L.P., regarding Chrysler Group; the ability of the Chrysler Group to implement successfully its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Mercedes Car Group

•       Unit sales of 271,100 vehicles slightly below prior-year quarter due to model changes

•       Successful start of new C-Class and smart fortwo

•       Consistent continuation of CORE program

•       EBIT of €792 million (Q1 2006: minus €735 million)

Amounts in millions of €	Q1 2007		Q1 2006	Change in %

EBIT	792		(735)	•
Revenues	12,070		11,937	+1
Unit sales	271,058	(1)	281,458	-4
Production	301,768		317,785	-5
Employees (March 31)	98,379		100,344	-2

(1)          Including 2,400 Mitsubishi L200 pickups and Pajeros made in South Africa; these vehicles were reported in the Van, Bus, Other segment in the prior year.

Unit sales	Q1 2007	Q1 2006	Change in %

Total	271,058	281,458	-4
Western Europe	159,487	180,128	-11
Germany	72,165	75,705	-5
United States	54,669	48,304	+13
Japan	10,311	13,158	-22
Other markets	46,591	39,868	+17

Increased revenues and EBIT

•       The Mercedes Car Group sold 271,100 vehicles in the first quarter of 2007 (Q1 2006: 281,500). The division’s revenues increased by 1% to €12.1 billion. EBIT amounted to €792 million (Q1 2006: minus €735 million). The prior-year result included special charges of €1,185 million for the discontinuation of the smart forfour and for staff reductions.

Strong demand for new products

•       In the first quarter, sales of 257,800 Mercedes-Benz passenger cars exceeded the high figure for the first quarter of 2006 by 1%, despite the model change of the C-Class. As expected, unit sales by the smart brand decreased to 10,800 units due to the discontinuation of the smart forfour and the model change of the smart fortwo at the end of March (Q1 2006: 26,200).

•       The S-Class was once again the clear market leader in the luxury segment, selling 27,000 units worldwide in the first quarter of this year. And the new generation of the E-Class also continued as the market leader in its segment; unit sales increased by 15% to 55,200 vehicles. Unit sales of the C-Class decreased to 72,200 vehicles for model-lifecycle reasons (-6%). The new C-Class sedan was launched throughout Europe on March 31. In the SUV segment, we increased our unit sales by 8% to a total of 37,200 vehicles of the M-/R-/GL- and G-Class. Unit sales of 66,200 vehicles for the A-Class and B-Class were 6% below the high prior-year level.

•       Primarily due to the discontinuation of the smart forfour and the model change for the smart fortwo, unit sales of 159,500 vehicles by the Mercedes Car Group in Western Europe were 11% lower than in Q1 2006. In the United States, however, the division increased its unit sales by 13%.

New models presented in Detroit and Geneva

•       Mercedes-Benz presented its Vision GL 420 BLUETEC at the North American International Auto Show in Detroit this January. Not only does this vehicle features environment-friendly diesel technology and fuel consumption of 9.8 liters per 100 kilometers, but in terms of available power and acceleration it beats any comparable V8 gasoline engine. BLUETEC technology makes this vehicle the cleanest diesel in the world. In 2008, Mercedes-Benz will launch three more V6 BLUETEC models in the US market, in addition to the E320 BLUETEC that was launched in 2006.

•       In March, we presented the new C-Class to the public for the first time at the Geneva Motor Show. The combination of safety, comfort and agility makes the new C-Class a unique driving experience. 80,000 orders had already been received by the time of the market launch at the end of March. The new C-Class station wagon will be presented in fall. The Vision C 220 BLUETEC was also unveiled in Geneva, pointing the way to the future of emission technology. The new smart fortwo also received a very positive response from customers and the media. 50,000 customer orders had been received for the smart fortwo by the end of March.

Continued implementation of CORE

•       The CORE efficiency-improvement program is continuing according to plan. In the first quarter of 2007, several thousand changes were made along the entire value chain with the goal of further enhancing the profitability and competitiveness of the Mercedes Car Group. The main focus in the coming months is on implementing actions that have already been defined in order to achieve our goals in the year 2007. In addition, plans are being developed for the period following the scheduled expiration of the program at the end of 2007. In Product Development for example, the plans for a module system will be accelerated. At the same time, vehicle architectures compatible with future needs will be designed and further developed. In order to improve productivity, the efficiency-enhancing initiatives will be continued in the plants while structures and processes will be further standardized. The CORE teams will also continue the successful reductions in material costs in cooperation with our suppliers.

Chrysler Group

•       Unit sales and retail sales below prior-year level

•       Continuation of product offensive

•       Recovery and Transformation Plan being implemented

•       Special charges contribute to EBIT of negative €1.5 billion

Amounts in millions of €	Q1 2007	Q1 2006	Change in %

EBIT	(1,485)	641	•
Revenues	10,237	12,492	-18
Unit sales	642,239	695,356	-8
Production	652,470	674,312	-3
Employees (March 31)	81,220	82,562	-2

Unit sales	Q1 2007	Q1 2006	Change in %

Total	642,239	695,356	-8
NAFTA	582,163	651,505	-11
United States	499,680	574,382	-13
Other markets	60,076	43,851	+37

Reduced earnings from lower unit sales

•       The Chrysler Group posted worldwide unit sales (factory shipments) of 642,200 vehicles in the first quarter of 2007, 8% lower than in the first quarter of the prior year. Dealer inventories of 500,500 vehicles at the end of March were well below the figure of a year earlier (608,200). The Chrysler Group thus continued the reduction of dealer inventories it initiated in the second half of 2006. As a result of lower unit sales, revenues of €10.2 billion were 18% lower than in Q1 2006; measured in US dollars, revenues decreased by 11%. EBIT was negative €1,485 million, compared with positive €641 million in the prior-year quarter. The Q1 2007 EBIT includes restructuring charges of €914 million related to the Chrysler Group’s Recovery and Transformation Plan.

Unit sales impacted by difficult market conditions

•       The US market was subject to very tough competition once again in the first quarter of 2007. While retail and fleet sales in the NAFTA region decreased by 4%, in other regions they rose by 13%. The Chrysler Group’s overall retail and fleet sales fell by 2% to 673,500 vehicles. However, sales were positive for the newly launched vehicles, including the Jeep® Wrangler and Wrangler Unlimited (36,500 units), Jeep® Compass (19,100 units), Dodge Caliber (42,000 units), Dodge Nitro (24,300 units), and Dodge Avenger (17,000 units). But this success only partially offset sales decreases for the Chrysler and Dodge minivans (-10%), Dodge Durango (-30%) and Jeep® Grand Cherokee (-23%).

•       The Chrysler Group’s market share in the United States for the first quarter was 13.5% (Q1 2006: 13.9%).

Continuation of product offensive

•       The Chrysler Group continued its product offensive in the first quarter with the market launch of the Dodge Avenger mid-size sedan and the continued deliveries of the Jeep® Patriot compact SUV. The Jeep® Patriot expands the Jeep® brand’s 4x4 capabilities in the compact-SUV segment. The Dodge Avenger sets itself apart from the competition with its aggressive styling and innovative interior features. Both vehicles are highly fuel-efficient.

•       In January, the Chrysler Group revealed the all-new 2008 Chrysler Town & Country and Dodge Grand Caravan minivans at the North American International Auto Show in Detroit. These vehicles are to be launched in the fall of 2007 and offer the option of an innovative interior concept, the unique Swivel ‘n GoTM seating system. As an alternative, the vehicles will continue to offer the Stow ‘n GoTM seating system popular in today’s minivans, allowing the second and third rows of seats to fold into the floor.

Recovery and Transformation Plan being implemented

•       Against the backdrop of an unsatisfactory earnings situation in 2006, the Chrysler Group presented its Recovery and Transformation Plan for the next three years on February 14, 2007. The plan aims to develop the division’s business model and achieve a sustained improvement in profitability. The Chrysler Group strives to break even in the year 2008 and to achieve a return on sales of 2.5% in 2009.

•       The plan calls for cuts in non-utilized production capacity as well as staff reductions. In this context, one shift will be idled at the Newark Assembly Plant and at the Warren Truck Assembly Plant in the second quarter of 2007. By the end of the first quarter, over 4,300 persons had already signed special pre-retirement and severance contracts. The staff reductions will continue as the year progresses.

•       As a result of the further development of its business model, the Chrysler Group will invest a total of €2.3 billion in new engines, transmissions and axles by the year 2009. In this context, the Chrysler Group announced in April that investment of US$1.4 billion is planned for a new V6 engine and a new axle, which will both be used in several models. These new drivetrain components will improve the efficiency of the Chrysler Group and contribute towards reducing the fuel consumption of its product range.

Truck Group

•  Unit sales of 119,200 trucks at prior-year level

•  Launch of new models and improved engines

•  Cooperation agreement signed with Foton

•  EBIT up from €422 million to €528 million

Amounts in millions of €	Q1 2007	Q1 2006	Change in %

EBIT	528	422	+25
Revenues	7,290	7,361	-1
Unit sales	119,218	119,343	-0
Production	123,350	125,683	-2
Employees (March 31)	80,566	83,733	-4

Unit sales	Q1 2007	Q1 2006	Change in %

Total	119,218	119,343	-0
Western Europe	18,855	24,545	-23
Germany	8,825	14,011	-37

United States	40,042	39,557	+1
South America	11,017	8,960	+23
Asia	29,124	28,748	+1
Other markets	20,180	17,533	+15

Improved first-quarter earnings

•       The Truck Group sold 119,200 vehicles worldwide in the first quarter, similar to the high level of Q1 2006 (119,300); adjusted for the Sprinter vans still produced by Trucks NAFTA last year, unit sales increased by 5%. Revenues of €7.3 billion were of the same magnitude as in the prior-year quarter. EBIT improved by 25% to €528 million.

Continuation of positive sales trend

•       Unit sales by Trucks Europe/Latin America of 33,600 Mercedes- Benz brand trucks were significantly higher than in the prior-year quarter (+12%). The unit-sales trend was particularly positive in Germany (+16%) and Eastern Europe (+28%). This strong growth was mainly due to the Actros, which is in strong demand, in part due to its BLUETEC diesel technology. In Latin America, unit sales of 8,300 vehicles were 20% above the prior-year level.

•       The Trucks NAFTA unit sold 46,200 vehicles of the Freightliner, Sterling, Western Star and Thomas Built Buses brands in the first quarter (Q1 2006: 50,700). While truck sales increased slightly, the overall reduction is solely due to the fact that assembly of the Sprinter van was discontinued during the first quarter at the Trucks NAFTA plant in Gaffney, North Carolina. Sprinter vans are now produced in Charleston, South Carolina under the responsibility of the Vans unit. In the first quarter of 2006, Trucks NAFTA supplied 6,000 Sprinters to the Vans unit.

•       Trucks Asia increased its unit sales to 39,600 vehicles of the Mitsubishi Fuso brand (+2%). Unit sales recovered slightly from the market slump of the prior year in Indonesia and increased significantly in the Middle East and Australia. In Japan, however, unit sales decreased by 1% to 14,300 vehicles. The decrease was primarily caused by pull-forward effects in the year 2006 triggered by stricter emission regulations.

Successful launch of new models and engines

•       At the National Truck Equipment Association (NTEA) Work Truck Show in Indianapolis in March, we unveiled the new Sterling Bullet pickup, a light truck for US Classes 4 and 5. This vehicle will primarily be used in the construction sector, landscape gardening, municipal applications and for local deliveries. Its equipment can be flexibly adapted to each customer’s desires and requirements. The Sterling Bullet extends our range of vehicles in the medium-weight segment in North America.

•       The new generation of the light Mitsubishi Fuso Canter was launched in Taiwan and Indonesia in the first quarter. This truck features an ultra-modern cab and is very easy to operate.

•       At the beginning of the year, the Series 60 engines from Detroit Diesel and the MBE 900 and MBE 4000 from Mercedes-Benz were certified by the US Environmental Protection Agency (EPA) and are thus approved for general sale. These engines, which fulfill EPA07, reduce particulate emissions by 95% compared with conventional engines, while nitrogen-oxide emissions are halved. Freightliner trucks have been available with Series 60 engines since January 2007; the MBE 900 and MBE 4000 engines have been available since February and March respectively.

Foundation stone laid for new plant in Mexico

•       In Saltillo, Mexico, we started construction of a new truck assembly plant in January 2007. Starting in the year 2009, up to 30,000 Freightliner and Sterling brand trucks will be produced at this plant each year. This will prepare us for the anticipated rise in demand in 2009.

Cooperation agreement signed with Foton

•       In January, DaimlerChrysler and Chinese truck manufacturer Foton signed an agreement by which DaimlerChrysler acquires a 24% equity interest in Foton. In addition, a memorandum of understanding was signed on a feasibility study concerning cooperation on the production and distribution of medium-duty and heavy-duty trucks. The relevant approval from the Chinese Economics Ministry is expected to be granted in the course of this year.

Financial Services

•       Stable business developments in the first quarter

•       Contract volume of €112.5 billion (Q1 2006: €117.8 billion)

•       Growth in the Europe, Africa & Asia/Pacific region

•       EBIT of €419 million (Q1 2006: €455 million)

Amounts in millions of €	Q1 2007	Q1 2006	Change in %

EBIT	419	455	-8
Revenues	4,158	3,912	+6
New business	11,750	13,717	-14
Contract volume	112,545	117,768	-4
Employees (March 31)	10,631	11,156	-5

Financial Services makes successful start to the year 2007

•       The Financial Services division reported stable business developments in the first quarter of this year. Its worldwide contract volume decreased by €5.2 billion to €112.5 billion; adjusted for exchange-rate effects, there was an increase of 3%. New business of €11.8 billion was 14% below the high level attained in the prior-year quarter; adjusted for exchange-rate effects, the decrease was 9%. EBIT amounted to €419 million (Q1 2006: €455 million).

Expansion of activities in North and South America

•       Contract volume in the Americas region (North and South America) amounted to €79.8 billion at the end of the quarter (Q1 2006: €86.6 billion). Adjusted for exchange-rate effects, the portfolio grew by 1%. All of the markets in the region contributed to this growth.

•       The CompleteLease product launched in 2006 was extended to additional Chrysler Group and Sterling dealerships at the beginning of the year. The mobility package combines financing or leasing with an appropriate maintenance and repair contract. The goal of the program is to take a large share of the growth market of small to medium-sized commercial fleets.

•       In close cooperation with the automotive divisions, Financial Services has developed programs to support unit sales in North America. As a result of joint strategies designed to enhance customer loyalty and an improved remarketing approach, financing of used leasing vehicles was increased in the first quarter.

•       In Mexico, the most important Latin American market for Financial Services, our Spanish Americas Contact Center began operation. With this call center, which deals with all Spanish-speaking customers in Central and South America, Financial Services has further improved its processes and cost structures.

Further growth in the Europe, Africa & Asia/Pacific region

•       Contract volume of €32.8 billion in the Europe, Africa & Asia/Pacific region was 5% higher than a year earlier. In Western Europe, the portfolio expanded by 4% to €10.9 billion. We achieved particularly strong growth in the United Kingdom.

•       In Germany, DaimlerChrysler Bank’s portfolio grew by 5% to €15.9 billion. In order to further improve our services for small and medium-sized fleets, we introduced the Fleet Plus product package, comprising leasing, maintenance and tire service. And DaimlerChrysler Bank has achieved a good market position with its direct-banking products: its total deposit volume amounted to €3.5 billion at the end of the first quarter (+7%).

•       The start of operations by DaimlerChrysler Bank in Greece adds auto credit to the financial services offered in that country. The bank, which was founded as a branch of DaimlerChrysler Bank Polska, is mainly targeting the consumer business. As a result of the harmonization and integration of processes and systems all over Europe, Financial Services will further improve its cost position and utilize the growth potential that exists in that region.

•       The Insurance Services unit has developed new insurance products to support the Mercedes Car Group’s mobility strategy in Europe. This means that in the future, customers will benefit from the Mercedes-Benz mobility guarantee also if they have an accident.

Van, Bus, Other

•       Record unit sales for Mercedes-Benz Vans

•       Increased first-quarter unit sales for Buses

•       EADS: deliveries up in first quarter

•       EBIT of €1.9 billion (Q1 2006: €0.4 billion)

Amounts in millions of €	Q1 2007	Q1 2006	Change in %

EBIT	1,872	366	+411
Revenues segment	2,882	3,154	-9
Vans	2,060	1,908	+8
Buses	813	778	+4
Unit sales Vans	61,703	59,724	+3
Unit sales Buses	8,302	7,840	+6

The Van, Bus, Other segment primarily comprises the Vans and Buses units, our equity interest in the European Aeronautic Defence and Space Company (EADS), and our real-estate activities.

The first-quarter EBIT of the Van, Bus, Other segment increased from €366 million to €1,872 million this year.

Vans

•       The Mercedes-Benz Vans unit achieved a new unit-sales record of 61,700 vehicles in the first quarter of 2007 (+3%). Due to strong demand for the new Sprinter, production is running at full capacity in the Düsseldorf and Ludwigsfelde plants. 32,000 units of the new Sprinter were sold worldwide in the first quarter. In March, production of the new Sprinter also started at the Charleston plant in South Carolina, where the Sprinter is assembled specially for the US market. We have therefore created the right conditions for the new Sprinter to repeat or surpass the success of its predecessor.

•       With sales of 24,800 units, the Vito/Viano models set a new record in the first quarter (+18%). The Viano was particularly popular, with a 40% boost in unit sales. The increase for the Vito amounted to 13%.

Buses

•       DaimlerChrysler Buses sold 8,300 buses and chassis of the Mercedes-Benz, Setra and Orion brands in the first quarter, surpassing the prior-year figure by 6% and thus maintaining its worldwide market leadership.

•       The increase in unit sales is primarily due to positive developments in Latin America (+12%) and the NAFTA region (+15%). However, it was not possible to reach the high level of the prior-year quarter in Western Europe (-16%).

•       The Buses unit received several major orders in the first quarter. One of them was an order to supply 285 Mercedes-Benz and Setra buses to the city transport service of German Railways, to be delivered before the end of this year.

•       There are positive effects on unit sales in 2007 from the full availability of the Mercedes-Benz Tourismo travel bus, the new Mercedes-Benz Sprinter minibus variants, and the Setra overland buses MultiClass 400 NF and Setra S412 UL.

EADS

•       The European Aeronautic Defence and Space Company (EADS) profited from the ongoing strong demand for civil aircraft in the first quarter of 2007. Airbus received orders for 134 aircraft in the first three months of this year (Q1 2006: 90), and delivered 115 aircraft to customers (Q1 2006: 101).

•       On February 28, 2007, Airbus presented its Power8 efficiency-enhancing program, which is designed to cut costs by at least €2 billion per annum as of the year 2010 in order to maintain the company’s competitiveness. The program has now entered the implementation phase.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income

	Consolidated		Industrial Business		Financial Services
(Amounts in millions of €, except per share amounts)	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006
Revenues	35,363	37,444	31,205	33,532	4,158	3,912
Cost of sales	(30,065)	(31,041)	(26,618)	(27,898)	(3,447)	(3,143)
Gross profit	5,298	6,403	4,587	5,634	711	769
Selling expenses	(2,568)	(2,962)	(2,410)	(2,765)	(158)	(197)
General administrative expenses	(1,438)	(1,365)	(1,299)	(1,232)	(139)	(133)
Research and non-capitalized development costs	(1,019)	(1,138)	(1,019)	(1,138)	—	—
Other operating income, net	154	286	150	278	4	8
Share of profit from companies accounted for using the equity method, net	1,620	129	1,619	120	1	9
Other financial expense, net	(6)	(172)	(6)	(171)	—	(1)
Earnings before interest and taxes (EBIT) (1)	2,041	1,181	1,622	726	419	455
Interest income (expense), net	61	(155)	63	(151)	(2)	(4)
Profit before income taxes	2,102	1,026	1,685	575	417	451
Income tax expense	(130)	(245)	(5)	(76)	(125)	(169)
Net profit	1,972	781	1,680	499	292	282
Minority interest	(23)	—
Profit attributable to shareholders of DaimlerChrysler AG	1,949	781

Earnings per share for profit attributable to shareholders of DaimlerChrysler AG
Basic	1.89	0.77
Diluted	1.88	0.76

(1)  EBIT includes expenses from compounding of provisions (2007: €147 million; 2006: €109 million).

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated		Industrial Business		Financial Services
	At March 31,	At Dec. 31,	At March 31,	At Dec. 31,	At March 31,	At Dec. 31,
(Amounts in millions of €)	2007	2006	2007	2006	2007	2006
	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets
Intangible assets	7,470	7,614	7,342	7,486	128	128
Property, plant and equipment	32,454	32,747	32,316	32,603	138	144
Equipment on operating leases	37,504	36,949	10,445	10,383	27,059	26,566
Investments accounted for using the equity method	4,260	5,104	4,040	4,824	220	280
Receivables from financial services	39,511	41,180	—	—	39,511	41,180
Other financial assets	4,276	5,889	3,858	5,044	418	845
Deferred taxes	5,656	5,000	5,450	4,772	206	228
Other assets	2,722	2,720	2,646	2,611	76	109
Non-current assets	133,853	137,203	66,097	67,723	67,756	69,480
Inventories	19,707	18,396	19,070	17,736	637	660
Trade receivables	7,781	7,671	7,520	7,423	261	248
Receivables from financial services	33,639	35,989	—	—	33,639	35,989
Cash and cash equivalents	9,215	8,409	7,495	6,060	1,720	2,349
Other financial assets	7,836	7,043	585	6	7,251	7,037
Other assets	2,979	2,923	544	479	2,435	2,444
Current assets	81,157	80,431	35,214	31,704	45,943	48,727
Total assets	215,010	217,634	101,311	99,427	113,699	118,207

Equity and liabilities
Share capital	2,676	2,673
Capital reserves	8,683	8,613
Retained earnings	25,754	23,805
Other reserves	1,431	1,937
Treasury shares	—	—
Equity attributable to shareholders of DaimlerChrysler AG	38,544	37,028
Minority interest	1,506	421
Equity	40,050	37,449	31,112	28,628	8,938	8,821
Provisions for pensions and similar obligations	18,826	19,014	18,666	18,857	160	157
Provisions for income taxes	2,286	2,492	1,699	773	587	1,719
Provisions for other risks	10,081	9,801	9,883	9,601	198	200
Financing liabilities	52,365	53,506	9,970	4,447	42,395	49,059
Other financial liabilities	1,655	1,732	1,557	1,597	98	135
Deferred taxes	983	499	(3,816)	(4,175)	4,799	4,674
Deferred income	3,396	3,296	1,980	1,849	1,416	1,447
Other liabilities	115	112	114	111	1	1
Non-current liabilities	89,707	90,452	40,053	33,060	49,654	57,392
Trade payables	14,626	13,716	14,390	13,478	236	238
Provisions for income taxes	1,484	1,130	270	1,104	1,214	26
Provisions for other risks	13,178	14,114	12,837	13,729	341	385
Financing liabilities	41,343	46,030	(8,579)	(1,793)	49,922	47,823
Other financial liabilities	7,954	8,700	6,515	7,078	1,439	1,622
Deferred income	5,408	4,959	3,586	3,207	1,822	1,752
Other liabilities	1,260	1,084	1,127	936	133	148
Current liabilities	85,253	89,733	30,146	37,739	55,107	51,994
Total equity and liabilities	215,010	217,634	101,311	99,427	113,699	118,207

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

				Other reserves				Equity attributable
					Financial			to share-
				Currency	assets	Derivative		holders of
	Share	Capital	Retained	translation	available-	financial	Treasury	Daimler-	Minority	Total
(Amounts in millions of €)	capital	reserves	earnings	adjustment	for-sale	instruments	shares	Chrysler AG	interests	equity
Balance at January 1, 2006	2,647	8,243	21,588	1,967	451	752	—	35,648	412	36,060
Net profit	—	—	781	—	—	—	—	781	—	781
Income (expenses) recognized directly in equity	—	—	—	326	123	(28)	—	231	(5)	236
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	(3)	18	—	15	—	15
Total income (expense) for the period	—	—	781	326	120	(10)	—	565	(5)	560
Dividends	—	—	—	—	—	—	—	—	(3)	(3)
Stock-based compensation	—	21	—	—	—	—	—	21	—	21
Issue of new shares	2	14	—	—	—	—	—	16	—	16
Acquisition of treasury shares	—	—	—	—	—	—	(14)	(14)	—	(14)
Issue of treasury shares	—	—	—	—	—	—	14	14	—	14
Other	—	13	—	—	—	—	—	13	(10)	3
Balance at March 31, 2006	2,649	8,291	22,369	1,641	571	742	—	36,263	394	36,657

Balance at January 1, 2007	2,673	8,613	23,805	382	544	1,011	—	37,028	421	37,449
Net profit	—	—	1,949	—	—	—	—	1,949	23	1,972
Income (expenses) recognized directly in equity	—	—	—	(120)	(143)	(403)	—	(666)	(2)	(668)
Deferred taxes on income (expenses) recognized directly in equity	—	—	—	—	2	158	—	160	1	161
Total income (expense) for the period	—	—	1,949	(120)	(141)	(245)	—	1,443	22	1,465
Dividends	—	—	—	—	—	—	—	—	(2)	(2)
Stock-based compensation	—	22	—	—	—	—	—	22	—	22
Issue of new shares	3	47	—	—	—	—	—	50	—	50
Acquisition of treasury shares	—	—	—	—	—	—	(16)	(16)	—	(16)
Issue of treasury shares	—	—	—	—	—	—	16	16	—	16
Other	—	1	—	—	—	—	—	1	1,065	1,066
Balance at March 31, 2007	2,676	8,683	25,754	262	403	766	—	38,544	1,506	40,050

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated		Industrial Business		Financial Services
(Amounts in millions of €)	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006
Net profit adjusted for	1,972	781	1,680	499	292	282
Depreciation and amortization	3,177	3,172	1,636	1,790	1,541	1,382
Other non-cash expense and income	(380)	(98)	(571)	(108)	191	10
Gains on disposals of assets	(1,517)	(227)	(1,505)	(214)	(12)	(13)
Change in operating assets and liabilities
– Inventories	(1,414)	(1,265)	(1,387)	(1,154)	(27)	(111)
– Trade receivables	(119)	16	(109)	33	(10)	(17)
– Trade payables	995	1,694	1,010	1,693	(15)	1
– Inventory-related receivables from financial services	1,057	848	1,057	848	—	—
– Other operating assets and liabilities	110	(513)	(239)	(606)	349	93
Cash provided by operating activities	3,881	4,408	1,572	2,781	2,309	1,627
Purchase of equipment on operating leases	(3,776)	(4,251)	—	—	(3,776)	(4,251)
Proceeds from disposals of equipment on operating leases	1,489	1,239	—	—	1,489	1,239
Additions to property, plant and equipment	(1,389)	(1,425)	(1,384)	(1,414)	(5)	(11)
Additions to intangible assets	(236)	(278)	(232)	(274)	(4)	(4)
Proceeds from disposals of property, plant and equipment and intangible assets	111	97	106	92	5	5
Investments in businesses	(3)	(18)	(8)	(16)	5	(2)
Proceeds from disposals of businesses	3,586	897	3,585	908	1	(11)
Change in wholesale receivables	(98)	(11)	(1,057)	(708)	959	697
Investments in retail receivables	(5,425)	(7,700)	2,081	1,915	(7,506)	(9,615)
Collections on retail receivables	5,917	7,311	(1,761)	(2,165)	7,678	9,476
Proceeds from sale of retail receivables	2,247	—	—	—	2,247	—
Acquisition of securities (other than trading)	(4,711)	(2,818)	(4,709)	(2,845)	(2)	27
Proceeds from sales of securities (other than trading)	4,781	2,957	4,781	2,957	—	—
Change in other cash	(454)	(96)	(630)	(126)	176	30
Cash provided by (used for) investing activities	2,039	(4,096)	772	(1,676)	1,267	(2,420)
Change in financing liabilities (including amounts for commercial paper borrowings, net, of €(2,091) in 2007 and €(4,320) in 2006)	(5,133)	(1,435)	(1,046)	(2,453)	(4,087)	1,018
Dividends paid (including profit transferred from subsidiaries)	(2)	(2)	110	11	(112)	(13)
Proceeds from issuance of share capital (including minority interest)	66	28	66	(4)	—	32
Purchase of treasury shares	(16)	(14)	(16)	(14)	—	—
Cash provided by (used for) financing activities	(5,085)	(1,423)	(886)	(2,460)	(4,199)	1,037
Effect of foreign exchange-rate changes on cash and cash equivalents	(29)	(153)	(23)	(161)	(6)	8
Net increase (decrease) in cash and cash equivalents	806	(1,264)	1,435	(1,516)	(629)	252
Cash and cash equivalents at the beginning of the period	8,409	8,063	6,060	6,929	2,349	1,134
Cash and cash equivalents at the end of the period	9,215	6,799	7,495	5,413	1,720	1,386

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements

DaimlerChrysler AG and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. Presentation of the Interim Condensed Consolidated Financial Statements

These unaudited interim condensed consolidated financial statements (“interim financial statements”) of DaimlerChrysler AG and its subsidiaries (“DaimlerChrysler” or the “Group”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting.”

DaimlerChrysler AG is a stock corporation organized under the laws of the Federal Republic of Germany. DaimlerChrysler AG is entered in the Commercial Register of the Stuttgart District Court under No. HRB 19360 and its registered office is located at Mercedesstraße 137, 70327 Stuttgart, Germany.

The interim financial statements of the DaimlerChrysler Group are presented in euros (€).

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or for the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2006 audited International Financial Reporting Standards (“IFRS”) consolidated financial statements and notes thereto included in DaimlerChrysler’s Form 6-K which was published and filed with the United States Securities and Exchange Commission (“SEC”) on April 26, 2007. The accounting policies applied by the Group in these interim financial statements are the same as those applied in the audited IFRS consolidated financial statements as at and for the year ended December 31, 2006.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers’ understanding of the Group’s consolidated financial statements, the accompanying financial statements present, in addition to the unaudited condensed consolidated financial statements, unaudited information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities. Such information, however, is not required by IFRS and is not intended to, and does not represent the separate IFRS results of operations and financial position of the Group’s industrial or financial services business activities. Eliminations of the effects of transactions between the industrial and financial services businesses have been allocated to the industrial business columns.

Preparation of unaudited interim financial statements in conformity with IFRS requires management to make estimates and judgments related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

For several years, the industrial business activities of DaimlerChrysler have been confronted with increasing worldwide competitive, technological and regulatory pressure. In this environment, management of DaimlerChrysler identified and initiated changes including modification to its investment policies, procurement, development and production processes, e.g. platform strategies and the increasing use of identical parts and modules. In consideration of those strategic decisions, DaimlerChrysler considered the effects on the use of its property, plant and equipment. Useful lives of depreciable property, plant and equipment have been reassessed and changed to reflect the changing business environment. Due to this change in estimates, profit before income taxes of the three months ended March 31, 2007 increased by €213 million (€133 million, net of taxes, or €0.13 per share). The pretax effect on the year 2007 is expected to be €875 million.

2. Investments accounted for using the equity method

EADS. At March 31, 2007, the carrying amount of DaimlerChrysler’s investment in EADS was €3,584 million (December 31, 2006; €4,371 million) and the market value, based on a 25.5% interest in EADS was €4,773 million (December 31, 2006: based on a 33% interest €6,960 million).

In January 2007, DaimlerChrysler settled a forward transaction contracted in April 2006 with several financial institutions and transferred its 7.5% interest in EADS for cash proceeds of €1,994 million. The pretax effect of the sale was €762 million (including a gain from the valuation of the forward transaction of €49 million). The transaction reduced the Group’s equity interest in EADS to 25.5%.

On March 13, 2007, a subsidiary of DaimlerChrysler which holds DaimlerChrysler’s share in EADS issued equity interests to investors in exchange for €1,554 million of cash, resulting in a preliminary pretax gain of €754 million. Under United States Generally Accepted Accounting Principles (“US GAAP”), DaimlerChrysler could not recognize a gain on the transaction in the first quarter of 2007. The newly issued equity interest can be redeemed by DaimlerChrysler on or after July 1, 2010 into a 7.5% interest in EADS or into cash equal to the then fair value of that interest in EADS. The transaction did not reduce DaimlerChrysler’s voting rights in EADS. As a result of this transaction, the minority interests of the Group increased by €1,065 million.

DaimlerChrysler’s equity in the income of EADS for the three months ended March 31, 2007 was €165 million (2006: €114 million), including investor-level adjustments. DaimlerChrysler’s equity in the income of EADS is shown in the Group’s condensed consolidated statements of income within share of profit from companies accounted for using the equity method, net. The Group’s equity in the income of EADS for the first quarter of 2007 includes true up-effects amounting to €114 million relating to restructuring programs at EADS without a time lag.

The valuation of option contracts regarding a 3% interest in EADS resulted in a pretax gain of €47 million for the first quarter of 2007 (2006: €(58) million).

3. Acquisitions and dispositions of interests in companies

Off-highway business. The sale and purchase agreement contracted in December 2005 with the Swedish investor group EQT regarding the sale of a major portion of DaimlerChrysler’s off-highway business was consummated in the first quarter of 2006. The consideration received from the buyer consisted of €822 million in cash and a note receivable with a fair value of €58 million. In the first quarter of 2006, the disposal of the off-highway business positively impacted the Group’s net profit by €202 million and the segment profit (loss) (EBIT) of Van, Bus, Other by €238 million (including a gain on the sale of €206 million).

4. Functional costs

Chrysler Group Recovery and Transformation Plan. On February 14, 2007, DaimlerChrysler announced the Chrysler Group’s three-year Recovery and Transformation Plan (“Plan”). The Plan aims to return the Chrysler Group to profitability by 2008 and to redesign its business model. Key initiatives for the Plan include a workforce reduction of 13,000 persons over the period 2007 through 2009 and an elimination of production capacity by eliminating work shifts and idling facilities. The workforce reduction will be achieved by a combination of retirements, special programs and attrition, and will affect represented and non-represented hourly and salaried employees. Other costs related to the restructuring primarily relate to projected supplier claims.

Charges of €914 million related to the Plan were recorded in the Group’s condensed consolidated statements of income for the first quarter of 2007, of which €814 million are included within cost of sales and €100 million are included within general administrative expenses. In the Group’s condensed consolidated balance sheets, €19 million of these charges are reflected as a reduction of property, plant and equipment, €66 million as a reduction of other current assets, €583 million within current and €231 million within non-current provisions for other risks, respectively.

In connection with these actions, the Group expects to make payments of approximately €450 million in 2007 and approximately €260 million in 2008 and beyond. In addition, approximately €170 million will be funded through the pension plans related to special retirement programs and curtailment costs. The first-quarter charge also included a non-cash charge of approximately €19 million related to the write-down of property, plant and equipment. The Group estimates that any additional charges to be incurred as a result of the Plan will be immaterial to the condensed consolidated financial statements.

The development of balances that lead to payments in subsequent periods is as follows:

(Amounts in millions of €)	Workforce reductions	Other	Total
Balance at January 1, 2007	—	—	—
Charges	789	40	829
Payments	—	—	—
Currency translation	(14)	(1)	(15)
Balance at March 31, 2007	775	39	814

smart realignment. In 2005, DaimlerChrysler decided to reduce the production volume of the smart forfour, to cease production of the smart roadster by the end of 2005 and not to proceed with the development of the smart SUV.

In addition, as a result of the further depressed sales development of the smart forfour, DaimlerChrysler decided in the first quarter of 2006 to cease production of the smart forfour in 2006. DaimlerChrysler also decided to focus its brand solely on the smart fortwo and to integrate the activities of smart into the Mercedes-Benz organization during 2006.

The smart forfour was assembled by Mitsubishi Motors Corporation (“MMC”) under the terms of a contract manufacturing agreement. In March 2006, DaimlerChrysler and MMC signed a letter of intent, which set forth the general conditions of a termination of that agreement. Based on those conditions, DaimlerChrysler recorded charges of €592 million relating to termination payments to MMC and suppliers. These charges were recognized in cost of sales for the first quarter of 2006.

Additional charges totaling €369 million were recorded in the first quarter of 2006 for inventory write-downs, higher incentives and the recognition of lower estimated residual values of smart vehicles as well as estimated payments for the reorganization of the distribution network. These charges were recognized as a reduction of revenues (€22 million), in cost of sales (€133 million) and selling expenses (€214 million).

Also in the first quarter of 2006, DaimlerChrysler approved plans to reduce its workforce located in Böblingen (Germany). Estimated severance benefits consist of continued pay for a period after the end of service and cash severance. Therefore, charges of €21 million were recognized in administrative expenses in the first quarter of 2006.

All charges related to the realignment of smart and to the cancellation of the production of the smart forfour have been allocated to the Mercedes Car Group segment. The development of balances which lead to payments in subsequent periods is summarized as follows:

(Amounts in millions of €)	Workforce reduction	Other	Total
Balance at January 1, 2006	8	109	117
Additional charges	21	807	828
Adjustments	(2)	—	(2)
Payments	(2)	(22)	(24)
Balance at March 31, 2006	25	894	919
Additional charges	—	8	8
Adjustments	—	(6)	(6)
Payments	(16)	(786)	(802)
Balance at December 31, 2006	9	110	119
Adjustments	—	(1)	(1)
Payments	(3)	(40)	(43)
Balance at March 31, 2007	6	69	75

The Group expects the remaining balance of €75 million to be paid during the remainder of 2007.

New management model. In January 2006, DaimlerChrysler announced the new management model. All charges to be incurred under the new management model are corporate-level costs that are not allocated to the segments but are included in the Group’s corporate items.

In the first quarter of 2007, charges for employee severance of €44 million (2006: €- million) were recorded in the Group’s unaudited consolidated statements of income, primarily within general administrative expenses. In the condensed consolidated balance sheets, €135 million and €27 million were included as other financial liabilities and provisions for other risks, respectively, of which €2 million and €7 million, respectively, are not expected to be paid within one year.

The changes in liabilities and provisions for the new management model were as follows:

(Amounts in millions of €)
Balance at January 1, 2006	—
Changes	—
Balance at March 31, 2006	—
Charges	361
Payments	(54)
Amounts recognized and transferred to employee benefit plans	(45)
Currency translation	(1)
Balance at December 31, 2006	261
Charges	44
Payments	(143)
Balance at March 31, 2007	162

Headcount reduction initiative at the Mercedes Car Group. In September 2005, DaimlerChrysler initiated a program to enhance the competitiveness of the Mercedes Car Group. The program was completed as scheduled as of December 31, 2006.

In the first quarter 2006, expenses of €269 million were incurred, of which €203 million was recorded in income. An amount of €66 million was available under the terms of a deferred compensation fund set up under the Compensation Framework Agreement (ERA), a collective bargaining agreement in Germany. Under this agreement, DaimlerChrysler had to recognize a liability in prior years for ERA as a portion of the compensation increase in these years was to be unconditionally paid to employees at a later date. In an agreement with the Employee Council of DaimlerChrysler, it was determined that the fund should be used for purposes such as termination and early retirement benefits with any unused balance distributed to employees otherwise.

The changes in the liabilities for termination benefits were as follows:

(Amounts in millions of €)
Balance at January 1, 2006	600
Charges	203
Reclassifications from ERA	66
Payments	(585)
Balance at March 31, 2006	284
Charges	83
Reclassifications from ERA	1
Payments	(198)
Balance at December 31, 2006	170
Payments	(162)
Balance at March 31, 2007	8

5. Intangible assets

Intangible assets are comprised of the following:

	At March 31,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Goodwill	1,657	1,689
Development cost	4,885	4,927
Other intangible assets	928	998
Carrying amount	7,470	7,614

6. Inventories

Inventories are comprised of the following:

	At March 31,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Raw materials and manufacturing supplies	1,895	2,181
Work-in-progress	3,527	3,137
Finished goods, parts and products held for resale	14,252	13,036
Advance payments to suppliers	33	42
Carrying amount	19,707	18,396

7. Equity

During the three-month period ended March 31, 2007, DaimlerChrysler purchased 0.3 million DaimlerChrysler shares for €16 million and re-issued these shares for €16 million in connection with an employee share purchase plan.

The Annual Meeting on April 4, 2007 authorized DaimlerChrysler to acquire, until October 4, 2008, treasury shares for certain predefined purposes up to an amount of €267 million of the issued capital, or nearly 10% of the current issued capital.

The Annual Meeting also authorized DaimlerChrysler to distribute a dividend of €1,542 million (€1.50 per share) from the unappropriated earnings for 2006 of DaimlerChrysler AG.

8. Stock-based compensation

For the three months ended March 31, 2007, the expense for stock based compensation was €76 million (2006: €37 million). The increase is due to the development of the share price during the first quarter of 2007.

9. Pensions and similar obligations

Defined benefit plans

Net pension cost. The components of net pension cost were as follows:

	Three months ended March 31, 2007			Three months ended March 31, 2006
(Amounts in millions of €)	German plans	Non-German plans	Total	German plans	Non-German plans	Total
Current service cost	84	105	189	97	118	215
Interest cost	164	316	480	145	329	474
Expected return on plan assets	(215)	(481)	(696)	(198)	(465)	(663)
Amortization of net actuarial gains	—	(12)	(12)	—	—	—
Past service cost	—	26	26	—	38	38
Net periodic pension cost	33	(46)	(13)	44	20	64
Curtailments and settlements	—	66	66	—	4	4
Net pension cost	33	20	53	44	24	68

Contributions by the employer to plan assets. Employer contributions to the Group’s plan assets were €109 million for the three-month period ended March 31, 2007.

Other post-employment benefits

Net post-employment benefit cost. The components of net periodic post-employment benefit cost were as follows:

	Three months ended March 31,
(Amounts in millions of €)	2007	2006
Current service cost	77	84
Interest cost	254	262
Expected return on plan assets	(35)	(40)
Expected return on reimbursement rights	(24)	(30)
Amortization of actuarial losses	4	1
Past service income	(11)	(410)
Net periodic post-employment benefit cost	265	(133)
Curtailments and settlements	(12)	—
Net post-employment benefit cost	253	(133)

Contributions by the employer. For the three months ended March 31, 2007, contributions by DaimlerChrysler to plan assets for its other post-employment plans amounted to €2 million.

10. Provisions for other risks

Provisions for other risks are comprised of the following:

	At March 31,	At Dec. 31,
(Amounts in millions of €)	2007	2006
Product warranties	9,818	10,261
Sales incentives	4,229	4,839
Personnel and social costs	3,682	3,812
Other	5,530	5,003
Carrying amount	23,259	23,915

11. Financing liabilities

Financing liabilities are comprised of the following:

	Remaining maturity <= 1 year		Remaining maturity > 1 year		Total
	At March 31,	At Dec. 31,	At March 31,	At Dec. 31,	At March 31,	At Dec. 31,
(Amounts in millions of €)	2007	2006	2007	2006	2007	2006
Notes / bonds	17,476	19,383	43,769	44,534	61,245	63,917
Commercial paper	9,143	11,302	—	—	9,143	11,302
Liabilities to financial institutions	10,254	11,126	7,480	7,865	17,734	18,991
Liabilities to affiliated companies	494	504	88	104	582	608
Deposits from the direct banking business	3,210	2,962	250	148	3,460	3,110
Loans, other financing liabilities	712	691	354	426	1,066	1,117
Liabilities from finance leases	54	62	424	429	478	491
Carrying amount	41,343	46,030	52,365	53,506	93,708	99,536

12. Segment reporting

Segment information is as follows:

(Amounts in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated
Three months ended March 31, 2007
Revenues	11,644	10,234	6,697	4,042	2,746	35,363	—	35,363
Intersegment revenues	426	3	593	116	136	1,274	(1,274)	—
Total revenues	12,070	10,237	7,290	4,158	2,882	36,637	(1,274)	35,363

Segment profit (loss) (EBIT)	792	(1,485)	528	419	1,872	2,126	(85)	2,041

(Amounts in millions of €)	Mercedes Car Group	Chrysler Group	Truck Group	Financial Services	Van, Bus, Other	Total segments	Reconciliation	Consolidated
Three months ended March 31, 2006
Revenues	11,530	12,482	6,859	3,820	2,753	37,444	—	37,444
Intersegment revenues	407	10	502	92	401	1,412	(1,412)	—
Total revenues	11,937	12,492	7,361	3,912	3,154	38,856	(1,412)	37,444

Segment profit (loss) (EBIT)	(735)	641	422	455	366	1,149	32	1,181

Reconciliation. Reconciliation of the total segments’ profit (EBIT) to the profit before income taxes is as follows:

	Three months ended March 31,
(Amounts in millions of €)	2007	2006
Total segments’ profit (EBIT)	2,126	1,149
Corporate items and eliminations	(85)	32
Group EBIT	2,041	1,181
Interest income (expense), net	61	(155)
Profit before income taxes	2,102	1,026

The reconciliation includes items that are by definition not part of the segments. In addition, the reconciliation includes corporate items that are not allocated, for example items at corporate level. Transactions between the segments are eliminated in the reconciliation.

The reconciliation to Group EBIT includes for the three months ended March 31, 2007 corporate items of €(80) million (2006: €(36) million) and eliminations of €(5) million (2006: €68 million).

13. Earnings per share

The computation of basic and diluted earnings per share for income from continuing operations is as follows:

(Amounts in millions of € / millions of shares,	Three months ended March 31,
except earnings per share)	2007	2006
Profit attributable to shareholders of DaimlerChrysler AG	1,949	781
Diluting effects in net profit	—	.
Net profit – diluted	1,949	781

Weighted average number of shares outstanding – basic	1,028.7	1,018.4
Dilutive effect of share options	10.0	8.5
Weighted average number of shares outstanding – diluted	1,038.7	1,026.9

Earnings per share for profit attributable to shareholders of DaimlerChrysler AG
Basic	1.89	0.77
Diluted	1.88	0.76

The stock options to acquire 26.8 million and 47.3 million DaimlerChrysler ordinary shares that were issued in connection with the 2000 Stock Option Plan were not included in the computations of diluted earnings per share for the three months ended March 31, 2007 and 2006, respectively, because the options’ underlying exercise prices were higher than the average market prices of DaimlerChrysler ordinary shares in these periods.

14. Events after the balance sheet date

Cerberus takes over majority interest in Chrysler Group and related financial services business. On May 14, 2007, the Board of Management of DaimlerChrysler AG decided to transfer a majority interest in the Chrysler Group and the related financial services business to the private-equity firm Cerberus Capital Management, L.P. (“Cerberus”). The related agreement is subject to customary closing conditions, including the approval by DaimlerChrysler’s Supervisory Board and the relevant authorities.

Cerberus will make a capital contribution of €5.5 billion ($7.4 billion) in cash in return for an 80.1% equity interest. DaimlerChrysler will hold a 19.9% equity interest in the new  company Chrysler Holding LLC.

After closing, the equity interest held by DaimlerChrysler AG in the new company Chrysler Holding LLC will be accounted under the equity method in our consolidated financial statements. The results will be included in Van, Bus, Other. The closing of the transaction is expected to take place in the third quarter of 2007.

Addresses/Information

Investor Relations

Stuttgart

Phone +49 711 17 92261, 17 95277 or 17 95256

Fax +49 711 17 94109 or 17 94075

This report and additional information on DaimlerChrysler are available on the Internet at: www.daimlerchrysler.com

Concept and contents

DaimlerChrysler AG

Investor Relations

Publications for our shareholders:

•  Annual Report (German, English)

•  Form 20-F (English)

•  Interim Reports on 1st, 2nd and 3rd quarters (German, English)

•  Sustainability Report (Facts and Magazine) (German, English)

www.daimlerchrysler.com/investor/ir/reports

Financial Calendar 2007
Interim Report Q1 2007	May 15, 2007

Interim Report Q2 2007	July 26, 2007

Interim Report Q3 2007	October 25, 2007

DaimlerChysler
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa. Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V. Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: May 15, 2007